Exhibit 99.1

NEWS RELEASE

Aurinia Adds Financial Expertise To Its Board Of Directors

Victoria, BC – July 29th, 2014: Aurinia Pharmaceuticals Inc. (“Aurinia” or the “Company”) (TSX:AUP) today announced that Mr. Charles Rowland Jr. has joined its Board of Directors and will assume the role of Audit Committee Chair. Mr. Rowland has over 32 years of diversified financial experience. Most recently Mr. Rowland was Vice President and Chief Financial Officer of ViroPharma Inc., which was acquired in January of 2014 by Shire PLC for over $4.2 billion. He has also served as interim Co-CEO and CFO at Endo Pharmaceuticals Inc., and CFO at Biovail Pharmaceuticals Corporation (acquired by Valeant Pharmaceuticals International Inc.). Mr. Rowland is a CPA and holds an M.B.A. from Rutger’s University and a B.S. in Accounting from Saint Joseph’s University.

“The Company is pleased to welcome Mr. Rowland to our Board as he brings a high level of financial expertise and a breadth of experience within our business sector,” said Mr. Stephen Zaruby, Aurinia’s President and Chief Executive Officer. “His addition to the Board will provide greater financial oversight and Board independence for our Company.”

The Company has filed an application to list its shares on the NASDAQ Global Market. Upon meeting the required listing criteria the Company expects to begin trading on this exchange shortly thereafter. “Mr Rowland’s extensive financial experience and his CPA designation qualifies him to act as an Audit Committee Chair as per the NASDAQ requirements, therefore his appointment to our Board is an important step in our preparations towards an anticipated NASDAQ listing”, said Stephen Zaruby.

In conjunction with Mr. Rowland joining the Board, Mr. Michael Martin, Chief Operating Officer of the Company and co-founder of Aurinia Pharma Corp., has agreed to step off the Board. “The Company would like to thank Mr. Martin for his gracious offer to step off the Board so that Mr. Rowland could be appointed. Mr. Martin will continue to play a critical role as Chief Operating Officer,” said Dr. Richard Glickman, the Company’s Chairman of the Board.

About Aurinia

Aurinia is a clinical stage pharmaceutical company focused on the global nephrology market. It is currently enrolling patients in its Phase 2b clinical trial to evaluate the efficacy of its drug, voclosporin, as a treatment for lupus nephritis (“LN”). LN is an inflammation of the kidneys, that if inadequately treated can lead to end-stage renal disease, making LN a serious and potentially life-threatening condition.

Voclosporin is a novel and potentially best in class calcineurin inhibitor (“CNI”) with extensive clinical data in over 2,600 patients in other indications. Voclosporin is made by a modification of a single amino acid of the cyclosporine molecule (a CNI approved for use in transplant patients since 1983). This modification results in a more predictable pharmacokinetic and pharmacodynamic relationship, an increase in potency vs. cyclosporine, an altered metabolic profile, and potential for flat dosing.

Aurinia also has development and commercialization partners in Canada, Israel, South Africa and Greater China. Visit www.auriniapharma.com, www.sedar.com and www.sec.gov for more information.

Company Contact:

Stephen Zaruby

President & Chief Executive Officer

250-708-4293

szaruby@auriniapharma.com

Investor & Media Contact:

Michael R. Martin

Chief Operating Officer

250-708-4272

mmartin@auriniapharma.com